

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Todd Becker
Chief Executive Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, NE 68106

Re: Green Plains Inc.
Registration Statement on Form S-3
Filed December 27, 2019
File No. 333-235740

Dear Mr. Becker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michelle Mapes, Esq.